Exhibit 99.4

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 326 791 340 euros
542 051 180 R.C.S. Nanterre

www.total.com

Total takes a stake in two deep offshore exploration blocks in Australia

Paris, January 24, 2005 — Total announces the signature of two agreements to participate in the exploration of two offshore blocks situated to the northwest of Australia.

Under the terms of one agreement with the Australian company Woodside, Total takes a 30% interest in the WA-269-P exploration block situated 150 kilometres from the shore in water depths between 300 and 1,500 metres. Woodside, as operator, is in the joint-venture with Japan Australia LNG (MIMI) Pty Ltd. who holds a 20% interest. Total could, under certain conditions, obtain an additional 10% stake in the block.

Total has also signed an agreement with the companies Woodside (operator), BHP Billiton and Japan Australia LNG (MIMI) Pty Ltd. to take a 50% interest in the exploration block WA-297-P situated 200 kilometres from the shore in water depths between 1,000 and 2,000 metres.

Exploration activities are planned in both blocks this year.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com